SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(AMENDMENT NO. 10)

D & E Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.16 per share

(Title of Class of Securities)

232860106

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

  Names of Reporting Persons

       S.S. OR I.R.S. Identification No. of above persons

       The D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

       IRS Identification Number: 23-6564795

  Check the appropriate box if a member of a group*

       (a)  [     ]

       (b)  [ X ]

  SEC use only

  Source of Funds

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

  Citizenship or Place of Organization

       Pennsylvania

  Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power

       2,160,610 shares

  Number Of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

       -0-

  Number of Shares Beneficially Owned By Each Reporting Person with Sole Dispositive Power

       -0-

  Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

       -0-

  Aggregate Amount Beneficially Owned by Each Reporting Person

       2,160,610 shares

  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

       [     ]

  Percent of Class Represented by Amount in Row (11)

       15.1%

  Type of Reporting Person*

       00

  Names of Reporting Persons

       S.S. OR I.R.S. Identification No. of above persons

       Anne B. Sweigart as voting trustee of the D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

  Check the Appropriate Box if A Member of A Group*

       (a)  [     ]

       (b)  [ X ]

  SEC use only

  Source of Funds

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

  Citizenship or Place of Organization

       United States

  Number of Shares Beneficially Owned by each Reporting Person with Sole Voting Power

       19,391

  Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

       2,160,610

  Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power

       392,975

  Number Of Shares Beneficially Owned By Each Reporting Person with Shared Dispositive Power

       36,898

  Aggregate Amount Beneficially Owned By Each Reporting Person

       429,873 shares

  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

       [ X ]

  Percent of Class Represented by Amount in Row (11)

       3.0%

  Type of Reporting Person*

       IN

            *Each voting trustee who is also an officer or director has the right to retain 300 shares in his or her own name outside of the Voting Trust and also retains the right to vote all shares held in their individual names in a company stock plan, such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership Plan, or Dividend Reinvestment Plan.

  Names of Reporting Persons

       S.S. OR I.R.S. Identification No. of above persons

       James E. Brubaker, as voting trustee of the D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

  Check The Appropriate Box if a Member of a Group*

       (a)  [     ]

       (b)  [ X ]

  SEC use only

  Source of Funds

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

  Citizenship or Place of Organization

       United States

  Number of Shares Beneficially Owned by each Reporting Person with Sole Voting Power

       -0-

  Number of Shares Beneficially Owned by each Reporting Person with Shared Voting Power

       2,160,610

  Number of Shares Beneficially Owned by each Reporting Person with Sole Dispositive Power

       595

  Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

       0

  Aggregate Amount Beneficially Owned by Each Reporting Person

       595

  Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares*

       [ X ]

  Percent of Class Represented by Amount in Row (11)

       less than 1%

  Type of Reporting Person*

       IN

            * Each voting trustee who is also an officer or director has the right to retain 300 shares in his or her own name outside of the Voting Trust and also retains the right to vote all shares held in their individual names in a company stock plan, such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership Plan, or Dividend Reinvestment Plan.

  Names of Reporting Persons

       S.S. OR I.R.S. Identification No. of above persons

       W. Garth Sprecher as voting trustee of the D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

  Check the Appropriate Box if a Member of a Group*

       (a)  [     ]

       (b)  [ X ]

  SEC use only

  Source of Funds

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

  Citizenship or Place of Organization

       United States

  Number of Shares Beneficially Owned by each Reporting Person with Sole Voting Power

       31021

  Number of Shares Beneficially Owned by each Reporting Person with Shared Voting Power

       2,160,6101

  Number of Shares Beneficially Owned by each Reporting Person with Sole Dispositive Power

       1059791

  Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

       12,693

  Aggregate Amount Beneficially Owned by Each Reporting Person

       118,672

  Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares*

       [ X ]

  Percent of Class Represented by Amount in Row (11)

       0.8%

  Type of Reporting Person*

       IN

            * Each voting trustee who is also an officer or director has the right to retain 300 shares in his or her own name outside of the Voting Trust and also retains the right to vote all shares held in their individual names in a company stock plan, such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership Plan, or Dividend Reinvestment Plan.

  Names of Reporting Persons

       S.S. OR I.R.S. Identification No. of above persons

       Robert M. Lauman as voting trustee of the D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

  Check the Appropriate Box if a Member of a Group*

       (a)  [     ]

       (b)  [ X ]

  SEC use only

  Source of Funds

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

  Citizenship or Place of Organization

       United States

  Number of Shares Beneficially Owned by each Reporting Person with Sole Voting Power

       26,2842

  Number of Shares Beneficially Owned by each Reporting Person with Shared Voting Power

       2,160,6102

  Number of Shares Beneficially Owned by each Reporting Person with Sole Dispositive Power

       88,6242

  Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

       -0-

  Aggregate Amount Beneficially Owned by Each Reporting Person

       88,624

  Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares*

       [ X ]

  Percent of Class Represented by Amount in Row (11)

       0.6%

  Type of Reporting Person*

       IN

            * Each voting trustee who is also an officer or director has the right to retain 300 shares in his or her own name outside of the Voting Trust and also retains the right to vote all shares held in their individual names in a company stock plan, such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership Plan, or Dividend Reinvestment Plan.

  Names of Reporting Persons

       S.S. OR I.R.S. Identification No. of above persons

       John Amos as voting trustee of the D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

  Check the Appropriate Box if a Member of a Group*

       (a)  [     ]

       (b)  [ X ]

  SEC use only

  Source of Funds

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

  Citizenship or Place of Organization

       United States

  Number of Shares Beneficially Owned by each Reporting Person with Sole Voting Power

       63,150

  Number of Shares Beneficially Owned by each Reporting Person with Shared Voting Power

       2,160,610

  Number of Shares Beneficially Owned by each Reporting Person with Sole Dispositive Power

       63,150

  Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

       65,709

  Aggregate Amount Beneficially Owned by Each Reporting Person

       128,859 shares

  Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares*

       [ X ]

  Percent of Class Represented by Amount in Row (11)

       0.9%

  Type of Reporting Person*

     IN

          * Each voting trustee who is also an officer or director has the right to retain 300 shares in his or her own name outside of the Voting Trust and also retains the right to vote all shares held in their individual names in a company stock plan, such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership Plan, or Dividend Reinvestment Plan.

Item 1(a).  Name of Issuer: D & E Communications, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
                  124 East Main Street, P.O. Box 458,
                  Ephrata, Pennsylvania 17522-0458

Item 2(a).  Name of Person Filing: The D & E Communications, Inc. Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

Item 2(b).  Address of Principal Business Office or, if None, Residence:
                   c/o Voting Trust, P.O. Box 458, Ephrata,
                   Pennsylvania 17522-0458

Item 2(c).  Citizenship:  Pennsylvania

Item 2(d).  Title of Class of Securities:  Common Stock, par value $0.16 per share

Item 2(e).  CUSIP Number:  232860106

Item 3.  Source and Amount of Funds or Other Consideration

Item 4.  Purpose of Transaction.

Item 4.  Ownership.

          (a)  Amount Beneficially Owned:  2,160,610 shares.

          (b)  Percent of Class:  15.1%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:  -0-

               (ii)  shares shared power to vote or to direct the vote:  2,160,610 shares

     Certain shareholders of the issuer are party to the Voting Trust.  The Voting Trust, through its trustees, has the right to exercise sole voting power with respect to the shares subject to the Voting Trust on all matters submitted to the issuer's shareholders for a vote. By its terms, the Voting Trust expires November 19, 2007. Each reporting person is one of five trustees of the Voting Trust and therefore exercises shared voting power with respect to the shares held by the Voting Trust.  No reporting person alone, as a trustee, is able to direct the vote of the Voting Trust.  Each reporting person, as a trustee of the Voting Trust, disclaims beneficial ownership of the Voting Trust shares over which he or she has shared voting power, except with respect to the shares over which he or she, as the beneficial owner, has sole investment power in his or her individual capacity as shareholder.

               (iii)  sole power to dispose or to direct the deposition of:  -0- shares

               (iv)  shared power to dispose or to direct the deposition of:  -0- shares

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

          Not applicable.

Item 8.  Material to Be Filed As Exhibits.

          Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2005	THE D & E COMMUNICATIONS, INC. VOTING TRUST By: /s/ W. Garth Sprecher W. Garth Sprecher Voting Trustee

1 Includes 1,999 units held in the Company's 401(k) Plan.

2 Includes 1,899 units held in the Company's 401(k) Plan.